Exhibit 99.1

High Tide Announces a Temporary Delay in the Filing of its Annual Financial Statements

CALGARY, AB, Feb. 1, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announces that it has missed the deadline of January 31, 2022 to file the Company's audited annual financial statements and management discussion & analysis for the financial years ended October 31, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 and National Instrument 52-109 (collectively, the "Documents"). The delay is due, in part, to personnel challenges relating to the COVID-19 pandemic. Accordingly, the Company will inform the Alberta Securities Commission ("ASC") of its anticipated delay in filing the Documents and may apply to the ASC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders ("NP 12-203") for a Management Cease Trade Order ("MCTO") pending the filing of the Documents, which MCTO will prohibit the Company's management from trading in the securities of the Company until such time as the Documents are filed. No decision has yet been made by the ASC on this application.

The Company has been working diligently with its auditors to finalize its reconciliation of the effective tax rate and income tax provisions for the year ended October 31, 2021, but to date have been unable to reconcile the deferred tax balance. The Company is confident that the issue will be resolved shortly, but based on the Company having over 39 subsidiaries, and completing a number of strategic acquisitions in the period, the efforts are ongoing. The Company does not expect any balances to be materially changed from those outlined in its press release dated January 27, 2022, with the exception of: (i) the income tax expense; (ii) net loss; (iii) and comprehensive loss, with no impact on what the Company views the key drivers of the business to be including revenue, gross profit and adjusted EBITDA.

ABOUT HIGH TIDE INC.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue[1], with 109 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;; expectations that the Company will issue resolve the issue shortly the Company completing and filing their Documents on the timelines indicated herein; and the Documents' results not materially changing from what has been disclosed herein, with the exception of: (i) the income tax expense; (ii) net loss and; and (iii) comprehensive loss;.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of Management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will complete and file their Document on the timelines indicated herein; and the Documents' results will not materially changing from what has been disclosed herein, with the exception of: (i) the income tax expense; (ii) net loss and; and (iii) comprehensive loss;.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets;; risk that the Company will not complete and file their Document on the timelines indicated herein; and risk that the Documents' results will materially changing from what has been disclosed herein;.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

[1] On an unaudited basis.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 08:00e 01-FEB-22